November 23rd, 2007

EDGAR FILING and by HAND DELIVERY

Mr. Joseph A. Foti, Senior Assistant Chief Accountant

United States Securities and Exchange Commission (“SEC”)

Division of Corporation Finance

100F Street, N.E.

Washington, D.C. 20549

RE:	Head reply to SEC’s letter dated October 25, 2007

Head N.V.

Form 20-F for fiscal year ended December 31, 2006

File April 2, 2007

File No. 001-15134

Dear Mr. Foti,

Thank you for your letter of October 25, 2007, providing your comments on our Consolidated Financial Statements and on our Form 20-F for the fiscal year ended December 31, 2006 (the “20-F”). We have reviewed the filing and your comments. For your convenience, we have repeated your comments along with our responses.

Form 20-F for the year ended December 31, 2006

Consolidated Income Statements, page F-3

1.

We note from your response to our prior comment 4 that you have provided us with the nature of several amounts included in the “other operating (income) expense, net” caption on the consolidated income statements. However, in light of the fact that several of the amounts provided are not marked as gains or losses in your response, we are still unclear as to the components that total the €1.5 million and €(902) million amounts for the years ended December 31, 2005 and 2006, respectively. Please provide us details of the nature and material amounts included in “other operating (income) expense, net” on the face of the income statement. See paragraph 83 of IAS 1.

HEAD RESPONSE:

The table below provides details of the nature and material amounts included in “other operating (income) expense, net” for the years ended December 31, 2006, 2005 and 2004:

	For the Years Ended December 31,
	2006	2005	2004

		Restated	Restated
	(in thousands)

Oper. Foreign Exchange Losses/(Gains)	€(953)	€838	€(275)
Commission to real estate broker	-	160	-
Accrual for environmental matters	-	320	-
Net Loss/(Income) on sold Assets	98	(100)	135
Other Operating Exp./(Inc.)	(47)	315	316
Other operating (income) expense, net	€(902)	€1,533	€176

Note 30. Reconciliation from Dutch GAAP to IFRS as adopted, page F-47

2.

We note from your response to our prior comment 15 that the options forfeited by the employees were not vested at the time they reverted to the CEO. However, we do not believe that your response adequately responds to our prior comment. As previously requested, citing relevant authoritative literature, please tell us what you believe is the appropriate accounting treatment of the forfeiture of the shares and the subsequent issuance of the shares to the CEO under both IFRS and Dutch GAAP. Also, please tell us, and disclose in the future filings, the amount included in adjustment (a) to Note 30 that relates to the difference in accounting for these forfeitures under Dutch GAAP and IFRS and the amount of the adjustment that relates to accounting for certain share-based awards as cash-settled (liability awards).

HEAD RESPONSE:

Under Dutch GAAP the accounting treatment for share-based awards equals US-GAAP. Accordingly we had to restate Dutch GAAP. The effect of the restated share-based awards is stated in adjustment (a) of Note 30. The effect on net loss of the restatement of share-based compensation plans included the net of the elimination of previously recognized expense of €0.1 million and recognized expense based on the restated share-based compensation plans of €0.1 million. Please note that in future filings further information with regard to Dutch GAAP will not be relevant.

With regard to relevant literature under Dutch GAAP we refer to SFAS 123 and to our prior comment 18. Under IFRS we followed IFRS 2 (please see prior comment 15).

3.

We note from your response to our prior comment 16 that you adjusted shareholders´ equity for the difference related to FAS 133 of €0.2 million instead of net income (loss). However, we do not believe that your response adequately responds to our prior comment. As previously requested, please tell us why the establishment of a derivative liability of €0.5 million at January 1, 2004 and €0.7 million at December 31, 2004 is recorded as an increase in the same amount of shareholders´ equity in each period. We would expect that the establishment of a liability would be recorded as a decrease to stockholders´ equity. Please advice.

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherland T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01

HEAD RESPONSE:

We agree that the establishment of a derivative liability would decrease shareholders’ equity; however, in our case it is an increase of shareholders’ equity because it is a derivative receivable.

Note 31. Reconciliation from IFRS as adopted to US GAAP, page F-49

4.

We note from your response to our prior comment 18 that as required under paragraph 25 of SFAS No. 123, the liability for the cash-settled awards was measured based on the difference between the current stock price each period and the exercise price of the option (i.e. the intrinsic value of the option). However, under the guidance of paragraph 25 of SFAS 123, we believe that the cash settled liability should be measured each period based on the current stock price, rather than the intrinsic value. Please explain to us why you believe it was appropriate to record the liability at the intrinsic value under US GAAP. Also, please provide in clear detail, the amount included in adjustment (e) to Note 31 (for all years presented) that relates to the difference in accounting for the forfeited options under US GAAP and IFRS and the amount of the adjustment that relates to accounting for certain share-based awards as cash-settled (liability awards).

HEAD RESPONSE:

Our understanding of paragraph 25 of SFAS 123 is that the liability for the cash-settled awards would be measured based on the intrinsic value each period rather than the current stock price notwithstanding the strike price. We refer to paragraph 338 of SFAS 123 and paragraph B136 of SFAS 123(R) for our understanding. Based on such guidance we believe it was appropriate to record the liability at the intrinsic value under US GAAP.

The table below provides information with regard to the difference between IFRS as adopted and US GAAP for those options forfeited and cash-settled awards:

	For the years ended December 31,
	2006	2005	2004
	(in thousands, except number of options)
Effect of options forfeited on
difference from IFRS as adopted to US GAAP:
net income (loss)	€(258)	€16	€146
Shareholders’ equity	€(15)	€243	-
Effect of cash-settled awards on
difference from IFRS as adopted to US GAAP:
net income (loss)	€(3,541)	€(237)	€1,414
Shareholders’ equity	€0	€3,541	-

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherland T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01

5.

We note from your response to our prior comment 20 that in the preparation of the reconciliation from IFRS to US GAAP you discovered several errors, performed a SAB 99 analysis, and concluded that the financial statements are not materially misstated as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. However, in light of the 7% change to net income under US GAAP, it appears that the financial statements may have been materially misstated. Please amend your Form 20-F to revise Note 31 for the misstatements noted in your response to our prior comment 20, or alternatively, provide us your SAS 99 analysis and explain why you believe the financial statements are not materially misstated.

HEAD RESPONSE:

Enclosed please find an analysis of effects of restatment on net income (loss) and shareholders’ equity under US GAAP as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004:

Shareholders’ Equity under US GAAP	December 31,
	2006	2005
	(in thousands)

As previously reported	€155,640	€171,781
Restatement:
Deferred taxes on differences	--	132
Foreing Currency effect on Goodwill	(491)	(132)
Total restatement	(491)	--

Shareholders’ Equity under US GAAP as restated	€155,149	€171,781

Effect of restatement on Shareholders’ Equity	-0.3%	--

Net income (loss) under US GAAP	For the years ended December 31,
	2006	2005	2004
	(in thousands, except per share data)
		Restated	Restated

As previously reported	€576	€7,293	€(29,310)
Restatement:
Adoption of IAS 19 (Employee Benefits)	--	--	248
Share-based compensation	--	--	(609)
Deferred taxes	3	(540)	246
Total restatement	3	(540)	(115)
Net income (loss) under US GAAP as restated	€579	€6,753	€(29,425)

Effect of restatement on Net income (loss)*	0.6%	-7.4%	0.4%

Earnings per share-basic

As previously reported	0.02	0.20	(0.81)
As restated	0.02	0.19	(0.81)
Effect of restatement on earnings per share–basic*	0.6%	-7.4%	0.4%

Earnings per share-diluted

As previously reported	0.02	0.20	(0.81)
As restated	0.02	0.18	(0.81)
Effect of restatement on earnings per share–diluted*	0.6%	-7.4%	0.4%
* Effect of misstatements calculated on financial data before rounding, as currently presented.

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherland T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01

The Company notes that the aggregate effect of the misstatements on net income (loss) is relatively high in 2005. However, there is no effect on operating profit and income before taxes in 2005. In 2005, the effect on diluted earnings per share is high due to the rounding to two digitals as the exact effect equals the effect on net income.

When considering the effects in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court, we do not believe that the misstatements would be material to a user of financial statements as it relates only to the position deferred income taxes. As the Company has noted in prior years, the investors focus principally on primary GAAP (i.e., IFRS as adopted) results rather than on the reconciled US GAAP results.

The errors incurred prior to 2006 relate to the disclosed amounts of reconcilable items from net profit/(loss) under IFRS as adopted to net income/(loss) under US GAAP and the fact that shareholders’ equity under IFRS and US GAAP is correct in 2005, there are no reversing effects in later periods and therefore the “rollover” and “iron curtain method led to the same results.

As requested in the Staff’s comment, we are also providing as an appendix to this letter our SAB 99 analysis. (Appendix 1 hereto is not included in this letter and is being filed separately with the SEC pursuant to a confidential treatment request)

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherland T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be pleased to discuss any of the above questions and our responses with you or any of your staff members at your convenience. Feel free to contact me directly by telephone at +43 1 701 79 354 or by fax at +43 1 707 89 40 or by e-mail r.bernhart@head.com.

Sincerely,

Ralf Bernhart

Chief Financial Officer

HEAD N.V. postal address: P.O. Box 990, 1000 AZ Amsterdam The Netherland T +31 20 625 1291 F +31 20 625 0956	Registered in Amsterdam Trade Register No. 24 286 737 VAT No. NL8076.59.095.B.01